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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
NCI, Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
62886K104

(CUSIP Number)
November 28, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	62886K104

1	NAMES OF REPORTING PERSONS Narang Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 8,151,442 shares of Class A Common Stock issued and outstanding, calculated as the sum of (i) 7,051,442 shares issued and outstanding as of November 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2007 for the quarterly period ended September 30, 2007 and (ii) the 1,100,000 shares of Class A Common Stock beneficially owned by the Reporting Persons, which shares converted from Class B Common Stock to Class A Common Stock upon their transfer to Narang Family Limited Partnership on November 28, 2007.

Page 2 of 10 pages

CUSIP No.	62886K104

1	NAMES OF REPORTING PERSONS Narang Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 8,151,442 shares of Class A Common Stock issued and outstanding, calculated as the sum of (i) 7,051,442 shares issued and outstanding as of November 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2007 for the quarterly period ended September 30, 2007 and (ii) the 1,100,000 shares of Class A Common Stock beneficially owned by the Reporting Persons, which shares converted from Class B Common Stock to Class A Common Stock upon their transfer to Narang Family Limited Partnership on November 28, 2007.

Page 3 of 10 pages

CUSIP No.	62886K104

1	NAMES OF REPORTING PERSONS Narang Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 8,151,442 shares of Class A Common Stock issued and outstanding, calculated as the sum of (i) 7,051,442 shares issued and outstanding as of November 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2007 for the quarterly period ended September 30, 2007 and (ii) the 1,100,000 shares of Class A Common Stock beneficially owned by the Reporting Persons, which shares converted from Class B Common Stock to Class A Common Stock upon their transfer to Narang Family Limited Partnership on November 28, 2007.

Page 4 of 10 pages

CUSIP No.	62886K104

1	NAMES OF REPORTING PERSONS Dinesh Bhugra

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

☐

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 8,151,442 shares of Class A Common Stock issued and outstanding, calculated as the sum of (i) 7,051,442 shares issued and outstanding as of November 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2007 for the quarterly period ended September 30, 2007 and (ii) the 1,100,000 shares of Class A Common Stock beneficially owned by the Reporting Persons, which shares converted from Class B Common Stock to Class A Common Stock upon their transfer to Narang Family Limited Partnership on November 28, 2007.

Page 5 of 10 pages

CUSIP No.	62886K104

1	NAMES OF REPORTING PERSONS Thomas C. Gaspard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 8,151,442 shares of Class A Common Stock issued and outstanding, calculated as the sum of (i) 7,051,442 shares issued and outstanding as of November 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2007 for the quarterly period ended September 30, 2007 and (ii) the 1,100,000 shares of Class A Common Stock beneficially owned by the Reporting Persons, which shares converted from Class B Common Stock to Class A Common Stock upon their transfer to Narang Family Limited Partnership on November 28, 2007.

Page 6 of 10 pages

CUSIP No. 62886K104

Item1(a):	Name of Issuer.

NCI, Inc. (the “Issuer”)

Item 1(b):	Address of Issuer’s Principal Executive Offices.

1730 Plaza America Drive
Reston, Virginia 20190-4764

Item 2(a):	Name of Person Filing.

This statement is filed by Narang Family Trust (“NFT”), Narang Holdings LLC (“NHLLC”), Narang Family Limited Partnership (“NFLP”), Dinesh Bhugra (“Bhugra”) and Thomas C. Gaspard (“Gaspard”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Item 2(b):	Address of Principal Business Office or, if none, Residence.

For each of NFT, NHLLC and NFLP:
c/o GenSpring Family Offices
4445 Willard Avenue, Suite 1010
Chevy Chase, Maryland 20815

For Bhugra:
37 Baytree Road
London SW25RR, United Kingdom

For Gaspard:
10305 Cutters Lane
Potomac, Maryland 20854

Item 2(c):	Citizenship.

Each of NFT, NHLLC and NFLP is a citizen of Virginia.
Bhugra is a citizen of the United Kingdom.
Gaspard is a citizen of the United States of America.

Item 2(d):	Title of Class of Securities.

Class A Common Stock

Item 2(e):	CUSIP Number.

62886K104

Page 7 of 10 pages

CUSIP No. 62886K104

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.
(a)	NFLP is the record holder of 1,100,000 shares of the Issuer’s Class A Common Stock (the “Class A Shares”) as of November 28, 2007.

NHLLC is the general partner of NFLP and, as such, NHLLC and its Manager, Bhugra, have the power to direct the vote and to direct the disposition of investments owned by NFLP, including the Class A Shares, and thus may also be deemed to beneficially own the Class A Shares.

NFT is the sole owner of NHLLC and, as such, NFT and its Business Trustee, Gaspard, have the power to remove the manager and appoint any new manager of NHLLC, and thus may also be deemed to beneficially own the Class A Shares.

(b)	NFLP is the beneficial owner of 13.5% of the issued and outstanding shares of the Issuer’s Class A Common Stock based on (i) 7,051,442 shares issued and outstanding as of November 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2007 for the quarterly period ended September 30, 2007 and (ii) the 1,100,000 shares of Class A Common Stock beneficially owned by the Reporting Persons, which shares converted from Class B Common Stock to Class A Common Stock upon their transfer to Narang Family Limited Partnership on November 28, 2007. Each of NHLLC, NFT, Bhugra and Gaspard may be deemed to own the same 13.5% of the outstanding shares of Class A Common Stock as a result of the relationships described in Item 4(a).

(c)	As a result of the relationships described in Item 4(a), each of the Reporting Persons may be deemed to share the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, each of the Class A Shares.

Item 5:	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Page 8 of 10 pages

CUSIP No. 62886K104

Item 8:	Identification and Classification of Members of the Group.

This Schedule is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons. While the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a “group” and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 pages

CUSIP No. 62886K104
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 10, 2007

NARANG FAMILY TRUST

/s/ Thomas C. Gaspard

By: Thomas C. Gaspard, its Business Trustee

NARANG HOLDINGS LLC

*

NARANG FAMILY LIMITED PARTNERSHIP

*

*

Dinesh Bhugra

/s/ Thomas C. Gaspard

Thomas C. Gaspard

*By: /s/ Thomas C. Gaspard

Thomas C. Gaspard, as Attorney-in-fact

Page 10 of 10 pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Power of Attorney of Narang Family Trust, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

99.2	Power of Attorney of Narang Holdings LLC, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

99.3	Power of Attorney of Narang Family Limited Partnership, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

99.4	Power of Attorney of Dinesh Bhugra, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

99.5	Power of Attorney of Thomas C. Gaspard, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

99.6	Joint Filing Agreement among the Reporting Persons, dated December 10, 2007.